     ForeverGreen [logo]

972 North 1430 West   T. 801-655-5500

Orem, Utah 84057        F. 801-655-5505

          www.forevergreen.org

September 4, 2008

Jill S. Davis, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:

ForeverGreen Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed April 7, 2008

File No.  0-26973

Dear Ms. Davis,

This letter is in response to your comment letter dated August 6, 2008 regarding the above identified Form 10-K of ForeverGreen Worldwide Corporation (the “Company”).  The Company is filing via EDGAR this response letter, however, the Company will file an amendment to the Form 10-K at a later date.

In comment #5 of your letter you have questioned the accounting treatment for our business combination which occurred in December 2006.  Management, in consultation with our independent registered public accounting firm, believes that our accounting treatment is appropriate.  However, since the accounting treatment is a material issue and is in question, we will delay filing an amended Form 10-K until the matter is resolved.

Accordingly, we have provided our responses to your comments and upon your review and acceptance of our accounting treatment, the Company will file an amended Form 10-K.  We have restated your comments on the following pages and each comment is followed by the Company’s responses.

Selected Financial Data, page 14

1.

We note you present Selected Financial Data as of and for the years ended December 31, 2007 and 2006.  Please modify to provide this information for each of the last five fiscal years in accordance with Item 301 of Regulation S-K, or tell us why you believe such information is not required.

Response:   The Company has historically presented selected two-year financial information in its reports for the purpose of supplying in a convenient format selected financial data for the reader.  The Company elected to place the selected two-year financial information under Item 6 Selected Financial Information of the Form 10-K.  However, in response to your comment, the financial information will be moved to Item 7.

Report of Independent Registered Public Accounting Firm, page 19

2.

Please obtain and file a report from you independent public accounting firm that refers to “the standards of the Public Company Accounting Oversight Board (United States)” in accordance with the Public Company Accounting Oversight Board Auditing Standard No. 1.

Response:  The Company intends to obtain a revised report from our independent public accounting firm which includes the revised language.

Consolidated Balance Sheet, page 20

3.

Please modify to include an audited balance sheet for each of your last two fiscal years in accordance with Rule 8-02 of Regulation S-X, or tell us why you believe such information is not required to be included.  If necessary, please ensure the report from your independent public accounting firm is also revised accordingly.

Response:   The Company will revise the balance sheet to include the financial data from the year ended December 31, 2006 and the first paragraph of the report from our independent public accounting firm will be revised to include references to the 2006 financial data.

Notes to the Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

a.  Organization, page 24

4.

In paragraphs three and four of this page you explain that 6,000,000 and 19,000,000 shares respectively were issued to affect certain transactions.  We also note a reference to the issuance of 19,000,000 shares within Note 6, on page 36.  Please note that stock splits and other similar events impacting the number of basic and diluted shares outstanding should be reflected retroactively for all periods presented so as to provide comparability of per-share amounts, equity ratios, and other capitalization measures.  Please ensure all share amounts disclosed in the filing are consistently presented on a post-split basis.  Refer to SAB Topic 4:C.

Response:   The Company will revise the notes to the financial statements to present the share information on a post-reverse split basis.

Note 6 Business Combinations, page 36

5.

We note from your disclosure that on January 13, 2006, you acquired a 23% interest in ForeverGreen International, LLC, in exchange for 1,266,667 restricted common shares of Whole Living.  As part of this reorganization the officers and directors of Whole Living resigned and officers of ForeverGreen International, LLC were appointed as officers of the Company.  In anticipation of acquiring the remaining 77% of ForeverGreen International, you changed the name of the corporation to ForeverGreen Worldwide Corporation on December 14, 2006.  On December 29, 2006 ForeverGreen Worldwide acquired the remaining 77% interest of ForeverGreen International in exchange for an additional 5,240,549 common shares valued at $9,170,961.  This resulted in you owning 100% of ForeverGreen International, and ForeverGreen International became a wholly-owned subsidiary of ForeverGreen Worldwide.  We further note that your former operations related to The Brain Garden subsidiary was dissolved after this acquisition.

Based on the facts and circumstances disclosed, it appears the transactions described above may have represented either a reverse acquisition or a recapitalization, whereby the legal acquiree (ForeverGreen International) should be treated as the accounting acquirer.  Please tell us what accounting literature you relied upon in determining the accounting treatment for these transactions.  Within your response, please address the guidance provided in paragraphs 15-17 of SFAS 141.

Response:  Based on the facts and circumstances of the business combinations and the guidance provided by SFAS 141, the Company believes that Whole Living, Inc. is the accounting acquirer and ForeverGreen International, LLC (“ForeverGreen LLC”) is the accounting acquiree of the business combination completed in December 2006, as described below:

1.

The January 2006 acquisition by Whole Living of a 23% interest in ForeverGreen LLC was a distinct transaction from the December 2006 transaction.  At that point in time the Company’s management had no intention to acquire a controlling interest in ForeverGreen LLC because its members had no interest in a business combination.  As a result, there was a partial exchange of equity interests and the management of Whole Living combined with the management of ForeverGreen LLC.  Ronald K. Williams, a ForeverGreen LLC member was appointed as President and CEO of Whole Living in January 2006.  However, both companies expected that the two companies would operate jointly with one management team, but with two separate ownership groups.

During the 2006 year the members of ForeverGreen LLC observed the success of the companies being operated jointly and wanted to further enhance the synergy by acquiring an interest in Unique Sea Farms Limited, a major supplier for both companies.  Toward the end of 2006 management of Whole Living and the members of ForeverGreen International LLC determined it was in the best interest of the companies for Whole Living to acquire the remaining interest of ForeverGreen International, LLC.

2.

In December 2006 management determined Whole Living should change its name to ForeverGreen Worldwide Corporation in order to unite the trade name and operating name of the Company.  At that time, Whole Living was the trading name of the Company and we were doing business as Brain Garden.  ForeverGreen International, LLC was doing business as ForeverGreen.  Management determined that it was in the best interest of the Company to adopt the already unified ForeverGreen name for the combined entity.

3.

Management decided to dissolve Brain Garden, the Nevada entity after evaluation of the tax and filing benefits for a Nevada corporation versus a Utah corporation.  However, the Brain Garden name is still maintained within the company as the brand name of the Brain Garden product lines still carried by the Company, just as the ForeverGreen brand is on the product lines brought from ForeverGreen.  All the operational components and the distributor channels of the Brain Garden continue fully operational as they were prior to the business combination.

4.

Management determined that Whole Living was the accounting acquirer in the December 2006 business combination based upon the factors outlined in SFAS 141, Appendix A, Implementation Guidance, paragraphs A12 and A13, as follows:

a.

The relative voting rights in the combined entity after the combination – all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

As a part of the December 2006 business combination ForeverGreen International, LLC’s members obtained 5,020,327 shares of Whole Living common stock.  At that time there were 6,888,001 outstanding shares of Whole Living stock.  This brought the total outstanding shares to 11,908,328 shares.  All shares had equal voting rights.  Thus, ForeverGreen International, LLC members acquired 42% of the voting rights through the business combination and the existing stockholders of Whole Living owned 58% of the voting rights.  Thus, management determined that Whole Living was to be the accounting acquirer and ForeverGreen the accounting acquiree.

b.

The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest – all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

There were three individuals or groups that owned large minority voting rights, but no individual or group owned significantly more than the others.  Thus, management determined that this factor is not decisive.

c.

The composition of the governing body or the combined entity – all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

Neither ForeverGreen LLC nor Whole Living stockholders held sufficient shares to have the ability to elect, appoint or remove a majority of the governing body of the combined entity, outside of relative voting rights as outlined above and neither group received any other special authority to elect or appoint officers or governing body as a part of the combination.  Thus, management determined that Whole Living was the acquirer based on 58% of the voting rights.

d.

The composition of the senior management of the combined entity – all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity.  Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

Senior management of Whole Living was the same group of individuals before and after the business combination. Thus, management determined that Whole Living was the acquirer.

e.

The terms of the exchange of equity securities – all else being equal, is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

As part of the business combination Whole Living added approximately $10,500,000 in goodwill to its books indicating that Whole Living paid a premium over the pre-combination fair value of the equity interest in acquiring ForeverGreen International, LLC.  Therefore, management determined that Whole Living is the acquirer and ForeverGreen the acquiree.

f.

Relative Size.  Based on the chart of assets below, management determined that Whole Living is the significantly larger entity and the accounting acquirer and ForeverGreen International, LLC is the smaller entity and the accounting acquiree.

	2006	2005	2004
WHOLE LIVING
Total Assets (before business combination transactions and excluding goodwill)	1,912,016	836,711	1,378,445
Including goodwill from first transaction	4,212,639	836,711	1,378,445

FOREVERGREEN LLC
Total Assets	781,079	950,844	323,557

5.

The accounting treatment of the business combination pursuant to the guidance of SFAS 141 paragraphs 15-17 is as follows:

a.

Paragraph 15.   A new entity formed to effect a business combination is not necessarily the acquirer.  If a new entity is formed to issue equity interest to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs A10-A14.  In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

The previous discussion of paragraphs A10 – A14 shows that the acquirer was determined to be Whole Living and the acquiree was ForeverGreen International LLC.   It is important to note that Whole Living originally initiated the combination of the two entities. The two entities were operating under one management prior to the combination and so there was no exchange of cash or other liabilities as the result of the combination.  The Company recognized $12,799,081 of goodwill from the purchase of ForeverGreen LLC. The Company also recognized an $855,900 asset for the purchase of ForeverGreen International, LLC’s customer base as a result of the purchase.  The customer base intangible asset is to be amortized over the next 10 years.  It was valued at 20% of the ForeverGreen International, LLC 2006 net revenues.

b.

Paragraph 16.

The acquirer shall recognize no assets or liabilities related to an operating lease in which the acquiree is the lessee except as required by paragraphs A17 and A18.

In the calculation of goodwill the Company did not recognize any assets or liabilities related to an operating lease in which ForeverGreen International, LLC is the lessee.  There are no related party leases.  The main operating leases that the Company has are for rental of office space.  These leases are through non-related entities and are in line with the market values of comparable leases in the area as they were arms-length transactions with unrelated parties.

c.

Paragraph 17.  Regardless of whether the acquiree is the lessee or the lessor, the acquirer shall determine whether the terms of each of an acquiree’s operating leases are favorable or unfavorable compared with the market terms of leases of the same or similar items at the acquisition date.  The acquirer shall recognize an intangible asset if the terms of an operating lease are favorable relative to market terms and a liability if the terms are unfavorable relative to market terms.

Assets were classified and recognized at their existing coding and book values which approximate fair market value because they are relatively new; all as according to GAAP.   Liabilities were recognized at the contractual terms that were in line with the fair value of the debt service being provided.  There were no unusual economic conditions at the time of the transactions that would suggest any different handling.

* * * * * * * *

In connection with our response to your comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Paul Frampton

Paul Frampton

Chief Financial Officer